United States securities and exchange commission logo





                              September 1, 2023

       Shy Datika
       Chief Executive Officer
       INX Limited
       57/63 Line Wall Road
       Gibraltar, GX11 1AA

                                                        Re: INX Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 1, 2023
                                                            Form 6-K
                                                            Filed August 15,
2023
                                                            File No. 000-56429

       Dear Shy Datika:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Risks Related to Blockchain Assets
       Each blockchain network, including the Ethereum network, is dependent, page 8

   1. We note your disclosure here that you "are issuing the INX Token, an ERC20 blockchain asset" and your
disclosure in the section titled "The INX Token" on page 60 where you identify INX Token as
"an ERC-1404 blockchain asset." In future filings, please revise your disclosure to
clarify the type of asset that the INX Tokens are.
       Adding crypto assets to, or removing from our platform, page 15

   2. Please tell us whether you continue to list MATIC or any other crypto assets that the
                                                        Commission has
identified as securities. Also revise the first risk factor on page 14 to
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         address the risk of having listed MATIC on your platform or advise.
3. In future filings, please revise this section to include a discussion regarding the adding or removing of crypto assets to INXS in addition to your discussion of adding or removing crypto assets to INXD.
Our securities business exposes us to capital requirements and regulatory risk, page 22

4. In future filings, please clarify if you are affiliated with any registered broker-dealers other than INX Securities, LLC.
We accept certain cryptocurrencies as fees for services, page 30

5. We note your disclosure that you accept certain crypto assets as fees for services and your reference to your fee schedule (https://www.inx.co/fee-schedules/) for further information. In future periodic reports, in addition to any references to your fee schedule, please include a list of the crypto assets that you accept as fees for services as of that period, and, in your response, please provide a list of the crypto assets that you accept as fees for services.
Information on the Company
History and Development of the Company
Subsidiaries, page 47

6. In future filings, please disclose all of the crypto assets supported for trading on the INXD platform and revise your disclosure so that the lists of crypto assets disclosed on pages 47 and 55 are consistent with your disclosure on page F-11. In your response, please provide a list of the crypto assets you currently support for trading on the INXD platform.
INX Trading Solutions, also known as INX.One, a Single Regulated Ecosystem for Trading
Blockchain Assets, page 55

7. We note your disclosure on page 55 that you have established transaction fees as a percentage of the trade price of each trade executed on INX.One and that such fees must be paid in the currency or crypto currency that is received by the customer for the purchase or sale associated with the transaction fee. In future filings, please disclose how you determine the trade price in USD and the value of the crypto currency charged as fees.
8. We note your disclosure that on the INXS platform, the security tokens are listed in foreign jurisdictions that you believe you have the right to operate in. In future filings, please identify the services you offer in each jurisdiction, including the services offered on the INXD platform.
Technology and Product Development, page 56

9.       We note your disclosure that that    [t]he trading platforms to be
operated by each entity
         will support "straight through processing" of orders received from customers." In future
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         filings, please clarify how INXD and INXS support    straight through
processing    and
         whether this is supported currently or something that is expected to be implemented in the future.
10. It appears that you operate the INXS platform and the INXD platform as two separate platforms. In future filings, please clarify how INX.One relates to the INXS and INXD platforms in regards as to whether it is an interface or dashboard that allows users to access the INXS and the INXD platforms or whether INX.One is a separate platform.
11.      We note your disclosure on page 86 that INX token holders have the
right to use the    INX
         Token to pay transaction fees on the INX.One Trading Platform.    In
future filings, please
         clarify what you mean by this statement as disclosure elsewhere in the filing suggests that
         holders merely receive    discounts    on such fees for holding INX
tokens.
Custody of Client Assets on the INXD trading platform, page 58

12. In future filings, please revise to tell us the policy for determining whether a customer's assets are held in BitGo's hot wallet or in cold storage. In this regard, we note that the disclosure on page 58 appears to describe the policy related to whether your assets are transferred from cold storage to your hot wallet.
Business Overview
INXS Trading Platform, page 59

13.      We note your disclosure here that,    [t]he INXS Trading Platform
manages to complete
         transactions without the need to custody the clients' tokens nor funds and still provides full confidence to the seller and the buyer that the trade will be completed based on their firm
         orders.    In future filings, please revise this section by providing an overview of the
         settlement process for trades executed on the INXS platform.
Operating and Financial Review Prospects
A. Operating Results
Comparison of operating results for the year ended December 31, 2022 and 2021, page 79

14. Although we note the metrics information added on pages 75 and 76 in response to comment 11 of our April 13, 2023 letter, we note no discussion of your changes in revenues period over period or linkage to changes in your key metrics. Please provide us proposed revised disclosure to be added in future Forms 20-F that discusses the changes in revenues with linkage to your underlying metrics and the causes for the changes in both the metrics and your revenue recognized.
Consolidated Statements of Comprehensive Income (Loss), page F-5

15. Please tell us why it is appropriate to deduct the cost of digital assets in deriving both your
            net gain (loss) on digital assets    and    revenue, net
subtotals. Reference for us the
         authoritative literature you rely upon to support your presentation and specifically tell us
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         your consideration of the guidance in IAS 1.32.
Consolidated Statements of Cash Flows, page F-8

16. Please tell us why it is appropriate to classify proceeds from the issuance of INX Tokens in 2021 in both investing and financing activities. Reference for us the authoritative literature you rely upon to support your presentation and specifically tell us how you differentiated which cash flows are included in each category.
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
h. Digital assets, page F-18

17. We acknowledge your response to comment 9 of our April 13, 2023 letter. Please address the following and reference, where appropriate, the authoritative literature you rely upon to support your position:
             Tell us why you indicate in your response that you revised the policy disclosure in your 2022 Form 20-F to indicate that the fair value of your digital assets is based on quoted price in the principal market when your disclosure at the bottom of page F-18 indicates "quoted prices at the active markets."
             Tell us why you disclose in Note 7 that the fair value of all your digital asset holdings are classified as Level 2 in the fair value hierarchy and not Level 1 if the fair values are derived from active markets.
             Tell us whether the quoted price in active markets for any of your digital asset holdings at December 31, 2022 were adjusted in any manner. If so, tell us the name(s) of those digital assets and how/why you adjusted the quoted price.
             For each of your top five digital asset holdings at December 31, 2022, tell us:
                o  The principal market of each holding;
                o  How you determined that market to be the principal market;
                o  The amount of digital assets held;
                o The quoted price at December 31, 2022 on the principal market; and
                o  The quoted price at December 31, 2022 on Coinmarketcap.com.

18. As you classify all digital assets held at December 31, 2022 as commodity broker-trader inventory, please confirm that all digital assets were held at INX Solutions Limited, otherwise tell us where else you hold digital assets and why classification as commodity broker-trader inventory for those entities is appropriate. In this regard, it appears from your response to comment 10 that INX Digital, Inc. does not trade or provide liquidity on the INX Digital platform and that INX Securities LLC does not trade or provide liquidity on the INX.One platform and that only INX Solutions Limited trades on your behalf.
i. Revenue recognition, page F-19

19. We acknowledge your response to comment 10 of our April 13, 2023 letter. Please address the following and reference, where appropriate, the authoritative literature you
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         rely upon to support your position:
             We note that your response does not address transactions on your INX.One/INX
              Securities platform. Confirm that this is because you believe you do not control the underlying digital assets as they are maintained in customer MetaMask wallets, otherwise tell us why your response does not address transactions on this platform.
             You identify your contractual performance obligation as the provision of a matching service for customers buying and selling digital assets. Tell us how your customers are aware that you provide a matching service and how your identified performance obligation is distinct in the context of the contract as required by IFRS 15.27(b). In this regard we could not readily identify the matching concept in the INX Digital
              User Agreement provided in your February 21, 2023 response to prior comment 33 of our December 21, 2022 letter or on your website. In fact, from
Section 1 of your
              INX Digital User Agreement you indicate that through your digital currency conversion services a customer "can arrange for the purchase and sale of Digital
              Currencies in transactions with affiliates of INX Digital and other users," appearing to indicate that the promise in your contract is not a matching service but instead trading on your platform.
             Regarding your principal versus agent conclusion in your response, tell us:
                o what affiliates of INX Digital (including whether any other affiliated entity other than INX Solutions Limited) trade on the INX Digital platform and how any such trades impact your conclusion that you do not control the digital assets being traded on the platform for those individual trades;
                o how you do not control the digital assets being transferred as described in IFRS
                    15.B35A(a) and B36 (and therefore are not the principal) when you disclose in policy 2m on page F-21 that you record the customer funds on your balance sheet because you have control over those assets;
                o how you do not have inventory risk as described in IFRS 15.B37(b) if you have recorded the customer funds and related liability on your balance sheet;
                o why you indicate on page 5 of your response that you record customer funds and a corresponding safeguarding liability under SAB 121 when you previously indicated in the penultimate paragraph on page 62 of your February 21, 2023 response to prior comment 34 that you recorded these assets under IFRS guidance because you controlled them; and
                o why a trade being reflected off blockchain within one of your omnibus wallets is relevant in the control determination that your customer effectively controls its share of the assets in your omnibus wallet when you warn customers in
                    Section 1 of your INX Digital User Agreement that the treatment of digital currencies in your hosted wallets upon your insolvency is uncertain.

20. Please address the following regarding the two paragraphs specifically related to your trading fees (the second and third to last in this policy note):
             Tell us the intended difference between these two paragraphs. Explain whether they are both intended to relate to digital asset trading as only the second of these
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              paragraphs refers to INX.One.
                Clarify for us whether INX.One represents trading on both the INX Digital and INX
              Securities trading platforms as seems to be the case from disclosure on page 53, but we note disclosures on pages 74, F-10 and F-13 that appear to indicate that INX.One is the rebranded INX Securities platform and therefore only relates to that platform.
                Tell us whether the trading fees charged on INX.One cover services other than the single performance obligation identified in the first of these paragraphs. If so, tell us what those services are and provide a comprehensive accounting analysis supporting your revenue recognition policy for these services, referencing the authoritative literature supporting your policy. If not, tell us your consideration for disclosing your policy for your other services, like the listing services referenced on page 75, and in any regard provide us your comprehensive accounting analysis supporting your revenue recognition for these services.
Note 22: Operating Segments
e. Revenue based on geographic locations, page F-49

21. As you are a Gibraltar company, we presume that you disclose revenue from customers in
         Israel as a material country under IFRS 8.33(a). Please confirm our belief or otherwise tell us why you disclose revenue from Israeli customers. In addition, tell us your consideration of disclosing:
             revenue from customers in Gibraltar and any other material countries by providing us your revenue from customers in Gibraltar and your top five countries in 2022 and
              2021; and
             the information on non-current assets required by IFRS 8.33(b) by telling us which assets qualify for this disclosure at December 31, 2022 and 2021 and telling us the amounts attributed to the top five countries at those dates.

Current Report on Form 6-K filed August 15, 2023

Exhibit 99.1: Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2023
Condensed Consolidated Interim Balance Sheets, page F-2

22. Please tell us why it is appropriate to label your comparative December 31, 2022 balance sheet as audited when it is not accompanied by a complete set of financial statement and required footnotes or an audit report for the relevant period(s).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please
 Shy Datika
INX Limited
September 1, 2023
Page 7

contact Eric Envall at 202-551-3234 or Sonia Bednarowski at 202-551-3666 with any other questions.



FirstName LastNameShy Datika                             Sincerely,
Comapany NameINX Limited
                                                         Division of
Corporation Finance
September 1, 2023 Page 7                                 Office of Crypto
Assets
FirstName LastName